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                                      2004
                                     ANNUAL
                                    FEEDBACK
                                      CARD

                                 [STANTEC LOGO]

                                    ONE TEAM
                               Infinite Solutions

DISTRIBUTION LIST: If you would like to add your name to our distribution list, the Company will mail you current information each time it becomes available. Please Indicate which publications and formats you would like to receive:

[ ] Annual Reports           [ ] Electronic            [ ] Paper
[ ] Quarterly Reports        [ ] Electronic            [ ] Paper
[ ] News Releases            [ ] Electronic only
[ ] Webcasts                 [ ] Electronic only

NOTE: YOU MAY DELETE YOUR NAME FROM THIS LIST AT ANY TIME BY CONTACTING US AT IR@STANTEC.COM.


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 fill out the form below. To ensure accuracy of contact information, please
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ANNUAL REPORT FEEDBACK: We are always looking for ways to improve our annual report based on feedback from our readers. Please take a few minutes to provide us with your comments. Check one for each response.

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1. The report increased my understanding of Stantec.   [ ]      [ ]       [ ]

2. What I liked about this annual report is:
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3. What could be improved:
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To provide feedback, please either fax this card to (780) 917-7330 OR simply drop it in the mail. Emails with your comments are always appreciated at ir@stantec.com. FOR MORE INFORMATION AND REGULAR UPDATES, PLEASE VISIT WWW.STANTEC.COM. Thank you.